EXHIBIT 12.1

NATIONAL MENTOR HOLDINGS, INC.
COMPUTATION OF EARNINGS TO FIXED CHARGES
AMOUNTS IN THOUSANDS, EXCEPT RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor	Holdings
	Five Months Ended February 28,	Seven Months Ended September 30,	Year Ended September 30,
	2001	2001	2002	2003	2004	2005
Earnings:
Income (loss) before provision for income taxes	(5,186)	(215)	1,816	10,404	18,606	24,268
Fixed Charges	3,496	4,911	7,575	15,819	26,893	29,905
Income (loss) before provision for income taxes and fixed charges	(1,690)	4,696	9,391	26,223	45,499	54,173
Fixed charges:
Interest expense	3,496	4,911	7,575	15,819	26,893	29,905
Ratio of earnings to fixed charges	(1)	(1)	1.2	1.7	1.7	1.8

(1)          For the five months ended February 28, 2001 and for the seven months ended September 30, 2001, earnings were insufficient to cover fixed charges by $5.2 million and $215,000, respectively.